Exhibit 99.3
NOT FOR DISTRIBUTION
QUESTIONS AND ANSWERS — Odyssey
1.	Why is this happening?
VistaCare has been looking for alternatives to gain financial stability to continue its hospice mission. Selling the company was one of those options.
2.	Do I have a job?
Yes. Nothing has changed today. We plan to keep both programs in tact for the foreseeable future. There are still a lot of questions to answer about how the acquisition will come together, and I’ll let you know as soon as we have answers. The acquisition cannot be closed until regulatory approval has been granted and certain other conditions satisfied, which we expect to be completed by late in the first quarter at the earliest. Until then, remember — it’s “business as usual”.
3.	Does this change my salary, benefits, or who I report to?
No. Again, nothing has changed with today’s news, other than we have announced our intent to acquire VistaCare. At this time you will continue to receive your paycheck in the same way and on the same day from the Support Center. Your salary, benefits, bonus plans and reporting relationships will not change with today’s news. Again, during the months after the acquisition is completed you may see some changes as we evaluate both organizations and combine what is best for our patients, their families and our employees.
4.	Who do I contact with questions about payroll, expense reports, etc?
You will continue to contact the same people you have always contacted. We will make you aware of any changes as they occur.
5.	Will our company name change or will theirs?
At some point we may want to consider the alternatives but right now the operations will remain separate and will each keep their own name. We want each individual office to continue caring for patients as they do today. As with most things, it’s premature for us to speculate as to what the combined company will look like, and as soon as decisions are made, you can count on an update.
6.	Is this a merger or an acquisition?
From a financial perspective, Odyssey is purchasing VistaCare ... but from an operational perspective, it is a combination of our two organizations. Think about the enormity of this and consider just how much needs to be done to bring our two organizations together into one new company. Financial transactions aside, this is most definitely a business combination, and that’s how we should talk about it.
7.	What will change and when?
Nothing will change immediately — it needs to remain “business as usual”. During the first few months after the acquisition is completed we will look at the possibilities that are created from the combining of both organizations. While we don’t anticipate drastic changes, we may change some things and we may consolidate in certain areas based on what is best for our patients, their families and our employees.

NOT FOR DISTRIBUTION
8.	What do I do if the media calls the office or contacts me?
Do not respond to any questions. Refer the person to Odyssey’s media contact, Dirk Allison, CFO, at 214-922-9711.
9.	What can I say to people in the community, patients and families or people we regularly work with in facilities or referral sources if they ask about the acquisition?
You can tell them that the two organizations plan to combine merge and create an even better organization to serve our communities. For now it really is “business as usual” as we all continue providing quality care to those who need us.
10.	Should I start sharing information, business plans, training materials, etc. with VistaCare?
No. Until the acquisition is completed, we remain competitors.
What’s the timeline and expected next steps?
We expect to complete the acquisition (pending regulatory approval) by late in the first quarter at the earliest. Representatives from both Odyssey and VistaCare will work out the timeline. The important thing to remember is that we will figure this out together, as one new organization, and that it will most certainly not happen overnight.
The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities of VistaCare, Inc. (“VistaCare”).  At the time the tender offer is commenced, Odyssey HealthCare, Inc. will cause its subsidiaries to file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”), and will mail an offer to purchase, letter of transmittal and related tender offer documents to VistaCare’s stockholders.  Investors and VistaCare security holders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by VistaCare with the SEC, because they will contain important information, including the various terms of, and conditions to, the tender offer. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.
The tender offer statement and the related materials (once they become available) may also be obtained at no charge from Odyssey HealthCare by directing a request to Odyssey’s Investor Relations department at (214) 922-9711, or Odyssey HealthCare, Inc., 717 North Harwood, Suite 1500, Dallas, Texas 75201, Attn: Investor Relations.